STATE FINANCIAL SERVICES CORPORATION

Press Release
For more information contact:                           Corporate Headquarters
Michael J. Falbo or Timothy L. King                     10708 W. Janesville Road
     Telephone:  (414) 425-1600                         Hales Corners, WI 53130
     Facsimile:  (414) 425-8939                         Nasdaq Symbol: SFSW


                 STATE FINANCIAL SERVICES CORPORATION ANNOUNCES
                   COMPLETION OF TRUST PREFERRED OFFERING AND
               INTENTION TO COMMENCE A DUTCH AUCTION TENDER OFFER

       Hales Corners, Wisconsin, October 30, 2002 - State Financial Services Corporation ("State") announced today that it has sold $15 million of floating rate trust preferred securities in a private placement. The securities have a variable dividend adjusted quarterly based on the London Interbank Offered Rate (LIBOR) plus 3.45%. Sandler O'Neill & Partners, L.P. acted as the placement agent in the offering. State also announced that its Board of Directors has approved the initiation of a "modified Dutch Auction" tender offer to repurchase up to 700,000 shares of its common stock at a price not greater than $16.50 and not less than $14.00 per share. The tender offer is expected to commence on or about November 1, 2002 and to expire, unless extended, at 5:00 p.m., New York City time, on or about December 6, 2002. State will use a portion of the proceeds from the trust preferred transaction to acquire shares in the tender offer.

       Under the tender offer, State's shareholders will have the opportunity to tender some or all of their shares at a price within the $14.00 to $16.50 range per share. Based on the number of shares tendered and the prices specified by the tendering shareholders, State will determine the lowest per share price within the range that will enable it to buy 700,000 shares, or such lesser number of shares that are properly tendered. If holders of more than 700,000 shares properly tender, and do not withdraw, their shares at or below the price per share that State selects, State will purchase shares tendered by those shareholders, at the determined price per share, subject to proration. Shareholders whose shares are purchased in the offer will be paid the purchase price selected by State in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject, however, to a number of other terms and conditions to be specified in the offer to purchase that will be distributed to shareholders.

       Michael J. Falbo, Chief Executive Officer, commented, "We believe that a repurchase of our stock is consistent with our goal of maximizing stockholder value. At the same

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time, our offer provides those who wish to sell shares an opportunity to do so at a premium over recent trading prices and without incurring transaction fees."

       The offer to purchase and related documents will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of State's common stock.

       Neither State nor its Board of Directors is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares into the tender offer. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by State.

       Shareholders and investors should read carefully the offer to purchase and related materials when they are available because they contain important information. Shareholders and investors may obtain a free copy of the offer to purchase and other documents that State will file with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. Shareholders and investors may also obtain a copy of these documents, as well as any other documents State has filed with the Securities and Exchange Commission, without charge, from State. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.

       State is a $1.3 billion financial services company operating through 26 full-service office locations in southeastern Wisconsin and northeastern Illinois and provides 24-hour banking convenience through a network of 38 ATMs. Through its banking network, State provides commercial and retail banking products, long-term fixed-rate secondary market mortgage origination and brokerage activities. State also operates State Financial Insurance Agency. State's shares are traded on the Nasdaq National Market System under the symbol "SFSW."



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